22nd Century Group, Inc.
9530 Main Street
Clarence, NY 14031
Tel.: 716-270-1523

September 12, 2011

Mr. John Dana Brown
Attorney-Advisor
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

Re:          22nd Century Group, Inc. (the “Company”)
Amendment No. 6 (“Amendment No. 6”) to Registration Statement on Form S-1 (the “Form S-1”)
Filed September 6, 2011
File No. 333-173420

Dear Mr. Brown:

The Company received your September 9, 2011 letter (the “September 9 Comment Letter”) containing the comments and questions of the Staff of the SEC regarding Amendment No. 6. Accompanying this letter is Amendment No. 7 to the Form S-1 (“Amendment No. 7”), which includes revisions in response to the September 9 Comment Letter. In addition, we discuss the Company’s responses to the September 9 Comment Letter below.  Further, for your convenience, we have restated each of your comments as set forth in the September 9 Comment Letter immediately preceding each of our responses below.  Finally, please note that, simultaneously herewith, we are filing a revised Request for Confidential Treatment relating to Exhibits 10.21 and 10.22 that were previously filed with Amendment No. 6.

Prospectus Summary, page 1

1. We note your revised disclosure on page 22 regarding your failure to meet certain required development and commercialization terms of your exclusive worldwide license agreement with NCSU. Please add this disclosure to your prospectus summary, your Overview section on page 36 and your Intellectual Property section on page 48.

RESPONSE:  We have added the disclosure referenced above to the prospectus summary section on page 2, the overview section on page 37 and the intellectual property section on page 48.

Risk Factors, page 9

Risks Related to Regulatory Approvals and Insurance Reimbursement, page 14

If we fail to obtain FDA and foreign regulatory approvals of X-22, page 14

2. Please revise to clarify what you mean by “compliance” on page 14.

RESPONSE: We have revised our disclosure on pages 3, 14, 15, 38, 41, 54 and 59 to clarify that “compliance” means a patient using a product as directed.

*           *           *

In connection with responding to the September 9 Comment Letter, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Following the filing of the amendment, we remain hopeful that the next step in the process is to have the Form S-1 declared effective by the Commission. As you are aware, after September 23, 2011, the holders of our common stock being registered pursuant to the Form S-1 will become entitled to monetary penalties unless the Form S-1 has been declared effective, as detailed in the last paragraph on page F-30 of Amendment No. 7. Moreover, effectiveness of the Form S-1 as soon as practicable and in advance of that date would assist us in our capital raising efforts. We are prepared to file an acceleration request to that end and look forward to receiving your direction.

If you have any further comments regarding this letter, the response contained herein or the Registration Statement on Form S-1 referred to above, please contact the undersigned or Patrick G. Quick of the Company’s outside counsel, Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, WI 53202; Telephone No.: (414) 297-5678, Facsimile No.: (414) 297-4900; email: pgquick@foley.com.  Thank you for your cooperation.

Sincerely,

/s/ Joseph Pandolfino
Joseph Pandolfino
Chief Executive Officer
22nd Century Group, Inc.